September 10, 2007
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America

RE:	China Unicom Limited Form 20-F for the fiscal year ended December 31, 2006 Filed June 29, 2007, File No. 001-15028
Dear Mr. Spirgel:
     This is in response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) dated August 14, 2007, relating to the annual report on Form 20-F of China Unicom Limited (the “Company”) for the fiscal year ended December 31, 2006 (the “2006 Form 20-F”). A copy of this letter will also be submitted as “correspondence” via EDGAR.
     For your convenience, we have included your comment in this response letter in italicized form and keyed our response accordingly. Our response to the comment is as follows.
General
1.	We note in your HKFRS disclosures (in Note 4 on page F-34) that “[t]he Group considers that costs of the CDMA handsets provided to contractual subscribers under these promotional packages as customer acquisition costs for the development of these new CDMA contractual subscribers. Such customer acquisition costs are deferred to the extent expected to be recoverable, and amortized over the contractual periods (not exceeding two years)...”. In this regard, please advise us and disclose in Note 38 how you have accounted for the different deliverables in your promotional packages or bundled arrangements under US GAAP. Refer to EITF 00-21. If you HKFRS accounting policy differs from that of US GAAP, advise us where you have reflected the difference in the HKFRS and US GAAP net income reconciliation table in Note 38.
     The Company advises the Staff that we have concluded there is no HKFRS and US GAAP difference when accounting for CDMA promotional packages with handset subsidies (“CDMA Package”). We set out our assessment of the US GAAP treatment and relevant background information below:
     As part of our marketing plan to attract new CDMA customers, we offer promotional service packages which include a handset. The key terms of our CDMA Package include that (i) there is a fixed contract service period ranging from 12 months to 24 months; (ii) the subscriber is required to either prepay a service fee or deposit in advance, or provide us a bank/corporate guarantee in an amount that exceeds the cost of handset (normally above 1.5 times the cost of handset); (iii) the subscriber has to commit to a minimum amount of monthly service fee throughout the contract period, the aggregate of which is equal to the amount of prepaid service fee or deposit; and (iv) the legal ownership of the handset will pass to the subscriber at the end of the contract service period if the subscriber has fulfilled his or her commitment for the minimum monthly service fee during the contract period.
     Under the specific US GAAP guidance in EITF 00-21, we are required to separate the bundled arrangement into 2 elements of accounting. Under EITF 00-21, a delivered item is considered a separate unit of accounting if (i) it has value to the customer on a standalone basis and (ii) there is objective and reliable evidence of the fair value of the undelivered item(s). For the CDMA Package, the CDMA handset and the future cellular service are two separate elements with the handset being physically delivered immediately upon entering of service contract and the services to be delivered over the contract term.
     Although we are the sole operator of CDMA business in China (except in the province of Guizhou), end users can purchase CDMA handsets from us or sales agents and resell their CDMA handsets in the market. Thus, the CDMA handsets have standalone value. Because many CDMA subscribers purchase their own handsets from sales agents and sign up for standalone service contracts with us, there is objective and reliable evidence of fair value for the undelivered service item in the CDMA Package. In addition, there is no general right of return included in the CDMA Package. Performance of undelivered items is within our control based on the existence of prepaid service fees, deposits or guarantees obtained by us under the terms of the CDMA Package. The churn rate of these contractual CDMA subscribers has been low, and even if there are defaulting subscribers, we have been generally able to successfully enforce such contracts, by taking legal actions against those delinquent subscribers or their guarantors.

Therefore, under EITF 00-21, the Company is required to account for the CDMA handset and the future cellular service as two separate units of accounting.
     According to EITF 00-21, the amount allocable to a delivered item is limited to the amount that is not contingent upon the delivery of additional items or meeting other specific performance conditions (the non-contingent amount). If we fail to provide future cellular service (e.g. due to network failure) to subscribers of the CDMA Package, then based on common contract law, the subscribers will have the specific right to return the handsets to us and request a refund of the prepaid service fees or deposit. Accordingly, any amount allocated to the CDMA handset is contingent upon our provision of future cellular service, and thus no non-contingent contract amount is allocated to CDMA handset. Accordingly, the whole amount of minimum contract revenue is allocated to prepaid service revenue, which will be recognized upon the rendering of future CDMA service to subscribers.
     Under US GAAP, we have adopted an accounting policy of capitalizing and amortizing subscriber acquisition costs. For the CDMA Package, the handset subsidies incurred to attract new CDMA subscribers to enter into the CDMA Package is a subscriber acquisition cost, which is capitalized, to the extent recoverable, and amortized over the contract period to match with the future CDMA service revenue stream.
     Under HKFRS, costs of handset subsidies are also capitalized as subscriber acquisition costs and amortized over the contract period to match with the expected minimum service revenue stream. As a result, there is no reconciling item for the CDMA Package between US GAAP net income and HKFRS net income.
     The Company has concluded that the resulting accounting impact for the CDMA Package under US GAAP is the same as that under HKFRS and did not result in any differences from the Company’s HKFRS consolidated financial statements.
     In response to the Staff’s comment, in future filings, the Company will add the following paragraph to the footnote of “Significant Differences Between HKFRS and US GAAP” to describe the accounting for revenue recognition from promotional packages with multiple deliverables under US GAAP:
Revenue recognition from promotional packages with multiple deliverables

The Group’s policy for revenue recognition in instances where multiple deliverables are bundled together and provided to the same counterparty is in accordance with EITF issue No. 00-21, “Revenue arrangements with Multiple Deliverables.” Thus, the Company is required to evaluate all deliverables in the arrangement to determine whether they represent separate units of accounting. A delivered item is considered a separate unit of accounting if (1) it has value to the customer on a standalone basis and (2) there is objective and reliable evidence of the fair value of the undelivered item(s). The total fixed or determinable amount of the arrangement is allocated to the separate units of accounting based on their relative fair value. However, when an amount allocated to a delivered item is contingent upon the delivery of additional items or meeting specified performance conditions, the amount allocated to that delivered item is limited to the non contingent amount. The resulting accounting impact for such arrangements under US GAAP is the same as that under HKFRS and did not result in any differences from the Group’s HKFRS consolidated financial statements.

The Company does not propose to amend the 2006 Form 20-F in relation to the matters discussed in this letter.
*          *          *
In connection with responding to the Staff’s comment, the Company hereby acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     Should you have any questions or wish to discuss the foregoing, please contact Karry Chu (Company Secretary) at (852) 2121-3220.

Sincerely,
/s/ TONG Jilu
TONG Jilu
Chief Financial Officer

cc:	Robert S. Littlepage Andrew Mew (United States Securities and Exchange Commission)

Qiuhong Li Karry Chu (China Unicom Limited)

Chun Wei John D. Young, Jr. Weiheng Chen Wen Huang (Sullivan & Cromwell LLP)

Stephen Wong Silvia Shu (PricewaterhouseCoopers)
CHINA UNICOM LIMITED
75th Floor, The Center, 99 Queen’s Road Central, Hong Kong
Tel: (852) 2126 2018          Fax: (852) 2126 2016          Website: www.chinaunicom.com.hk

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